UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

DOMAIN EXTREMES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25702R 108

(CUSIP Number)

Mi1 Global Limited (formerly known as: Abina Holding Incorporation)

Rm 1202A, 12/F Empire Centre, 68 Mody Road, Tsimshatsui, Kowloon, Hong Kong

852-3956 6928

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25702R 108	13D	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mi1 Global Limited (formerly known as: Abina Holding Incorporation)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Vanuatu

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 91,556,491
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 91,556,491
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,556,491
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 25702R 108	13D	Page 2 of 4 Pages

Item	1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Domain Extremes Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 602 Nan Fung Tower, 173 Des Voeux Road Central, Hong Kong.

Item	2. Identity and Background

This Schedule 13D is being filed by Mi1 Global Limited (formerly known as: Abina Holding Incorporation), a limited liability company organized in the Republic of Vanuatu (“Mi1” or the “Reporting Person”). The address of the principal executive office of the Reporting Person is Rm 1202A, 12/F Empire Centre, 68 Mody Road, Tsimshatsui, Kowloon, Hong Kong. The principal business activity of the Reporting Person is investment holding. Mi1 is owned by its directors, Mr. LIM Kock Chiang (80%) and Mr. KOK Seng Yeap (20%) (each a “Principal”). Mr. LIM is the Chairman and COE of Mi1 Global Sdn. Bhd. and Mi1 Telco Sdn. Bhd. in Malaysia. Mr. LIM usually resides in Malaysia. Mr. KOK is the Managing Director of NobleCorp Asset Management Ltd. in Malaysia. Mr. KOK resides mostly in Malaysia.

During the last five years, neither the Reporting Person nor any Principal has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Considerations

The Reporting Person used cash advanced by the Principals to purchase an aggregate of 91,556,491 shares of the Common Stock (the “Shares”) from 7 existing shareholders of the Issuer in privately negotiated transactions. The advance was made on an interest-free basis and has no definite repayment schedule.

Item	4. Purpose of Transaction

The Reporting Person plans to further develop the existing business of the Issuer and to help the Issuer to diversify to other business in Asia. The Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (1) its business and liquidity objectives; (2) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price; (3) industry, economic and/or securities markets conditions; (4) alternative investment opportunities; and (5) other relevant factors. Without limiting the generality of the foregoing, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities; and/or (D) encourage (including, without limitation, through communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger; (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s bylaws; and (v) other changes to the Issuer’s business or structure.

CUSIP No. 25702R 108	13D	Page 3 of 4 Pages

Item	5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages are based upon approximately 179,522,531 shares outstanding as of January 31, 2016. The Principals have joint power to direct the voting and disposition of the Shares owned by the Reporting Person. Actions taken by the Principals require the approval of both Principals.

(c) No transactions in the Issuer’s Common Stock were effected during the past sixty days other than the transaction described in this Schedule 13D.

(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares referred to in this Item 5.

(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person and between such person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item	7. Materials to be Filed as Exhibits

None.

CUSIP No. 25702R 108	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2016

Mi1 Global Limited

By:	/s/ KOK Seng Yeap
Name:	KOK Seng Yeap
Its:	Director